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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          LEXINGTON B&L FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    529017105
                       ----------------------------------
                                 (CUSIP Number)

                                 E. Steva Vialle
                        c/o Lexington B&L Financial Corp.
          919 Franklin Avenue, Lexington, Missouri 64067 (660) 259-2247
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box |_|.


                                                                 SEC 300 (07-98)


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                                            SCHEDULE 13D

CUSIP No. 529017105                              Page   2   of   6    Pages
                                                      -----    -----

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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             E. Steva Vialle

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

             PF;OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
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                    7   SOLE VOTING POWER
      NUMBER OF          22,192 (not including 10,626 shares subject to options)
       SHARES      -------------------------------------------------------------
    BENEFICIALLY    8   SHARED VOTING POWER
      OWNED BY           10,223
        EACH       -------------------------------------------------------------
      REPORTING     9   SOLE DISPOSITIVE POWER
       PERSON            12,743 (not including 10,626 shares subject to options)
        WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                         10,223
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         43,041 Shares (including 10,626 shares subject to options)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |X|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             5.34%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------



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Item 1.     Security and Issuer.
            -------------------

      This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Lexington B&L Financial Corp., ("Lexington"), a corporation organized under the laws of the State of Missouri. The principal executive offices of Lexington are located at 919 Franklin Avenue, Lexington, Missouri 64067.

Item 2.     Identity and Background.
            -----------------------

      This Schedule 13D is being filed by E. Steva Vialle, Executive Vice President of Lexington. Mr. Vialle's business address is 919 Franklin Avenue, Lexington, Missouri 64067. Mr. Vialle is a United States citizen. During the past five years Mr. Vialle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      7,277 shares were acquired by Mr. Vialle for a total of $72,770. All of the funds used to purchase these shares were personal funds of Mr. Vialle.

      5,807 shares were acquired by Mr. Vialle as a result of his being allocated such shares under the B&L Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Vialle without payment therefor.

      9,108 shares were acquired by Mr. Vialle as a result of his being awarded such shares under Lexington's 1996 Management Development and Recognition Plan. These shares were acquired by Mr. Vialle without payment therefor.

      10,626 shares may or will be acquired by Mr. Vialle upon his exercise of stock options under Lexington's 1996 Stock Option Plan, which options are exercisable within 60 days of June 6, 2000. The exercise price for each of these shares is $15.125.

Item 4.     Purpose of Transaction.
            -----------------------

      The shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may determine from time to time or at any time to purchase additional shares of Lexington or sell or otherwise dispose of some of the shares. Other than in his capacity as the Executive Vice President of Lexington and as a member of Lexington's Board of Directors, Mr. Vialle has no plans which relate to or would result in:

      (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Lexington or any of its subsidiaries;

      (b) a sale or transfer of a material amount of assets of Lexington or any of its subsidiaries;

      (c) any change in the present Board of Directors or management of Lexington, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (d) any material change in the present capitalization or dividend policy of Lexington;

      (e) any other material change in Lexington's business or corporate structure;

      (f) changes in Lexington's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Lexington by any person;

      (g) causing a class of securities of Lexington to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (h) a class of equity securities of Lexington becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (i)   any action similar to any of these enumerated above.



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Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) 43,041 shares are beneficially owned by the reporting person as of the date of this statement, including 10,626 shares that Mr. Vialle has the right to acquire pursuant to exercisable options, representing 5.34% of the total shares issued and outstanding of Lexington's common stock. The aggregate amount reported as beneficially owned in Row 11 does not include shares held in trust by the B&L Bank Employee Stock Ownership Plan of which Mr. Vialle is a trustee. Mr. Vialle disclaims beneficial ownership of the shares held in trust by the B&L Bank Employee Stock Ownership Plan (other than such shares that have been allocated to him under such plan).

      (b) The reporting person has sole voting power over 22,192 shares, which includes 3,642 shares of unvested restricted stock and 5,807 shares allocated to Mr. Vialle's account under the B&L Bank Employee Stock Ownership Plan.

            The reporting person has sole dispositive power with respect to 12,743 shares.

            The reporting person has shared voting and dispositive power over 10,223 shares, which includes 223 shares owned by Mr. Vialle's spouse and 10,000 shares by Mr. Vialle's mother.

      (c) The reporting person has not acquired any shares of Lexington common stock within the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect
        ----------------------------------------------------------------------
        to Securities of the Issuer.
        ---------------------------

        There are not contracts, arrangements, understandings or relationships between Mr. Vialle and any person with respect to any securities of Lexington.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        None.





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                                    SIGNATURE
                                    ---------


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       By:  E. Steva Vialle
                                           ----------------------------
                                           E. Steva Vialle


Date: June 9, 2000










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